

October 26, 2022

Sheri Savage
Chief Financial Officer
Ultra Clean Holdings, Inc.
26462 Corporate Avenue
Hayward, California 94545

> **Re: Ultra Clean Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 000-50646**

Dear Sheri Savage:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 33

1.   We note from footnote disclosures on page 73 that the CODM uses segment profit or loss as the primary measure of profitability to evaluate operating performance and to allocate capital resources. Further, you define segment profit or loss as a segment's income or loss from continuing operations before other income and income taxes. Please expand your MD&A discussion to also discuss each segments' profitability in addition to the segments gross margin. Further, we note you disclose the Company has three operating segments and two reportable segments. Please identify the three operating segments and the basis for aggregating them into the two reportable segments of products and services.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Beverly Singleton at (202) 551-3328 or Kevin Woody at (202) 551-3629 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing